UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 17, 2024

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In the Matter of

Eco Bright Future, Inc.
1015 Bowsprit Lane
Holiday, FL 34691

ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 024-11846

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Eco Bright Future, Inc. filed with the Commission a post-qualification amendment to an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The post-qualification amendment to the offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the post-qualification amendment to the offering statement be declared abandoned on May 17, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief